March 13, 2014

GasLog Partners LP
Registration Statement on Form F-1
Confidentially Submitted February 3, 2014
File No. 377-00469

Dear Ms. Nguyen:

GasLog Partners LP (the “Partnership”) has today confidentially submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to its confidential draft Registration Statement on Form F-1 confidentially submitted to the SEC on February 3, 2014 (the “Registration Statement”). This letter and Amendment No. 1 set forth the Partnership’s responses to the comments contained in your letter of February 28, 2014 (the “Comment Letter”), relating to the Registration Statement. Four clean copies of Amendment No. 1 and four copies of Amendment No. 1 that have been marked to show changes made to the Registration Statement (“Marked Registration Statement”) are enclosed for your convenience along with four copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Partnership’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1.

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General

1.	Please tell us what consideration you have given to the application of Securities Act Industry Guide 5 to your offering disclosure. Please note that SEC Release 33-6900 states that the requirements of Industry Guide 5 “should be considered, as appropriate, in the preparation of all other limited partnership offerings.” Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

Response:

The Partnership has carefully considered Securities Act Industry Guide 5 (the “Guide”) and Securities Act Release 33-6900 (“Release 33-6900”) and believes that it has satisfied all relevant requirements of the Guide and Release 33-6900 as applied by the Staff to offerings of common units in master limited partnerships (“MLPs”).

With respect to the information required by II.B.2 of Release 33-6900, we note that:

•	disclosure relating to compensation to the general partner and its affiliates is discussed on pages 148-149 of Amendment No. 1;

•	disclosure relating to conflicts of interest is discussed on pages 158-161 of Amendment No. 1;

•	disclosure relating to the fiduciary responsibility of the general partner is discussed on pages 162-164 of Amendment No. 1;

•	disclosure relating to management is discussed on pages 144-147 of Amendment No. 1;

•	disclosure relating to the Partnership’s business is discussed on pages 123-143 of Amendment No. 1;

•	the Partnership’s partnership agreement is summarized on pages 165-179 of Amendment No. 1; and

•	disclosure relating to distributions and allocations is described on pages 70-83 of Amendment No. 1.

We believe that disclosure of prior performance as referenced in Section II.A.3.f of Release 33-6900 is not warranted because the Partnership, although structured as a limited partnership, is not a “program” as that term is used in the Guide or Release 33-6900. For instance, the Partnership is not a commodity pool or an equipment leasing, oil

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and gas or real estate investment program. In addition, the Partnership does not, and does not intend to, engage in trading activities or purchase real estate properties for investment. To the contrary, the Partnership is an operating business that owns and operates LNG carriers. In contrast to “programs,” the Partnership will not generate income from trading activities or passive investments; instead, the Partnership generates substantially all of its income from actively operating a business.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:

The Partnership confirms that it will provide the Staff with any additional pictures or graphics and any accompanying captions it intends to include in the preliminary prospectus as soon as they become available prior to the printing and distribution of the preliminary prospectus.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Neither the Partnership nor anyone authorized to do so on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). The Partnership is not aware of any research reports about the Partnership that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Partnership’s offering. The Partnership will supplementally provide the Staff with any such written communications and any such research reports of which it becomes aware.

4.	We note that you have included graphics following the cover page of the prospectus. Please tell us, with a view towards revised captions, whether the graphics are reproductions of your actual vessels in operation or if they are artistic renderings not based on your actual vessels. Additionally, prior to printing and distribution of the preliminary prospectus, please provide us with any other mock-ups of pages that include any pictures or graphics to be

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presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:

The Partnership informs the Staff that the graphics following the cover page of the prospectus are photographs of the Partnership’s actual vessels in operation. In addition, the Partnership confirms that it will provide the Staff with any additional pictures or graphics and any accompanying captions it intends to include in the preliminary prospectus as soon as they become available prior to the printing and distribution of the preliminary prospectus.

5.	Please define OECD the first time it is used.

Response:

In response to the Staff’s comment, the Partnership has defined the term “OECD” the first time it is used on page 105 of Amendment No. 1.

Prospectus Summary, page 1

6.	We note that this is an initial offering of the common units of GasLog Partners LP and not an offering of the common units of GasLog Ltd. As such, please balance the disclosure in the second un-italicized paragraph on page 2, the Business section and throughout the prospectus to describe the operations of GasLog Partners LP at the forefront of each respective section.

Response:

The Registration Statement has been revised to describe the operations of GasLog Partners LP at the forefront of each relevant section. Please see pages 1, 87 and 123 of Amendment No. 1.

7.	We note your disclosure that GasLog is a “leading international owner, operator and manager of LNG carriers.” Please revise to state that this is your belief, substantiate this statement to us or remove this statement.

Response:

In response to the Staff’s comment, the Partnership has revised the Registration Statement to state that it is the Partnership’s belief that GasLog is a “leading independent international owner, operator and manager of LNG carriers.” Please see pages 1, 87 and 123 of Amendment No. 1.

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8.	We note your disclosure that you intend to acquire or have options to acquire additional vessels from GasLog listed on pages 2 and 3 after the completion of this offering pursuant to the terms of a proposed omnibus agreement. Please disclose how you plan to finance the cost of these vessels.

Response:

In response to the Staff’s comment, the Registration Statement has been revised as to clarify that the Partnership has not secured financing to acquire the optional vessels. Please see pages 2, 29, 89 and 124 of Amendment No. 1.

9.	We note that you have described your competitive strengths here. Please balance the disclosure in the summary by disclosing the cyclical and capital-intensive nature of your business, and your other key risks in implementing your business strategy.

Response:

The Registration Statement has been revised as requested to include a description of the Partnership’s key risks in the “Risk Factors” section on page 7 which follows immediately after the “Competitive Strengths” and “Business Strategies” sections.

10.	Please provide a source for your statement that modern tri-fuel diesel electric propulsion technology is equipped on only 15% of the current global LNG carrier fleet.

Response:

The Registration Statement has been revised to cite Clarkson Research as the source of the statement. Please see pages 6 and 128 of Amendment No. 1.

Business Opportunities, page 4

11.	Please revise the first paragraph of this section to provide balancing language that there is no guarantee that you will be able to take advantage of these business opportunities to grow as an LNG vessel owner and expand your business in light of the cyclical nature of your business and LNG trade.

Response:

The Registration Statement has been revised as requested. Please see pages 4 and 126 of Amendment No. 1.

Competitive Strengths, page 5

Predictable cash flow profile through charter agreements, page 5

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12.	We note that you currently have three vessels in your initial fleet. Please disclose here the number of charter agreements that you currently have. Also file the related long-term charter agreements or tell us why such agreements are not material to you. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Registration Statement has been revised as requested to include the Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011, as well as the related confirmation memoranda as exhibits. In addition, the Partnership has added additional detail regarding the Master Time Charter Party on page 131 of Amendment No. 1. We note that certain of these agreements were previously filed by GasLog and are subject to confidential treatment orders granted by the Staff and the Partnership intends to seek the same confidential treatment.

Business Strategies, page 6

13.	We note your disclosure in the third paragraph of this subsection referencing GasLog’s charters with BG Group and Shell. Please revise to clarify that you do not have exclusive charter agreements in place with BG Group and Shell.

Response:

The Registration Statement has been revised as requested to state that GasLog does not have exclusive agreements in place with either BG Group or Shell that require BG Group or Shell to charter additional current or future unchartered vessels from GasLog. Please see page 6 of Amendment No. 1.

Formation Transactions, page 7

14.	We note from the disclosure on page seven that prior to the closing of the offering, GasLog will contribute to you a 100% interest in its subsidiaries which own a 100% interest in the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in exchange for common units and subordinated units representing a limited partnership interest and all of your incentive distribution rights, a 2% general partnership interest, and cash. Please tell us and explain on page 7 and in MD&A how you will calculate or determine the amount of cash and non-cash consideration to be issued to GasLog in exchange for the 100% interests in the GasLog Shanghai, the GasLog Santiago, and the GasLog Sydney. To the extent that the amount of consideration issued to GasLog in exchange for these assets differs from the fair value of the net assets to be received, we would expect any difference to be accounted for as an equity transaction in the financial statements of GasLog Partners LP. Please advise or revise as appropriate.

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Response:

The Partnership advises the Staff that the consideration for the initial fleet that will be contributed to the Partnership will be determined based on fair values, however since GasLog and the Partnership are entities under common control, it will be accounted for at historical carrying values.

The amount of cash consideration will be calculated after deducting from the net IPO proceeds the amount that will be used for the debt prepayment and an amount that will remain as cash for the Partnership. The non-cash consideration to GasLog will be equal to the fair value of the net assets that will be contributed to the Partnership less the cash consideration.

The difference between the fair value of consideration issued to GasLog and the net assets to be received will be accounted for as an equity transaction in the financial statements of the Partnership.

The Partnership has added disclosure of the accounting related to the consideration for the initial fleet to pages 8 and 87 of Amendment No. 1.

15.	In a related matter, we note that the above transaction in which GasLog will contribute to you a 100% interest in its three vessel owning subsidiaries in exchange for cash and equity interests will occur at or prior to the closing of the offering. We also note from the disclosure on page 8 that at or prior to the closing of the offering, you will also refinance your existing vessel financing agreements. As it appears that all of these transactions will have a material impact on your financial condition, please revise to include a pro forma balance sheet giving effect to these transactions in the filing pursuant to the guidance outlined in Rule 11-01(a)(8) of Regulation S-X.

Response:

The Partnership has considered the guidance outlined in Rule 11-01 (a) (8) of Regulation S-X and concluded that a pro forma balance sheet information is not required. With respect to the debt refinancing, the Partnership’s existing vessel financing agreements will not have been refinanced prior to the closing of the offering. However, as set forth in the “Use of Proceeds” section of the Registration Statement, the Partnership intends to use a portion of the net proceeds from the offering to prepay a portion of the outstanding debt. The prepayment of a portion of the Partnership’s debt as well as the payment of cash to GasLog Ltd. will be dependent on the successful closing of the IPO. In addition, as the contribution of the three vessel owning subsidiaries will be accounted at historical carrying values, these transactions will not have a material impact on the Partnership’s financial condition.

Furthermore, the Partnership notes that the impact of the intended debt prepayment and cash payments from the use of proceeds from the offering will be evident to investors as they will be reflected in the Cash and Capitalization table set forth on page 59 of Amendment No. 1.

Our Management, page 11

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16.	We note from the disclosure on page 11 that pursuant to the administrative services agreement, you will pay a fixed fee to GasLog for the reasonable costs and expenses incurred in connection with providing administrative services to you. We also note that for the three vessels in your initial fleet, you expect to pay approximately $1.8 million under the administrative services agreement for the twelve months ended December 31, 2014. We also note that your commercial management agreements with GasLog will be amended in connection with the offering, pursuant to which you will reimburse GasLog for reasonable costs and expenses incurred in connection with providing commercial management services to you and you expect to pay GasLog approximately $1.1 million under the amended commercial management agreements for the twelve months ended December 31, 2014. We further note that your ship operating subsidiaries are party to ship management agreements that will be amended in connection with the offering, and that for the three vessels in your initial fleet, you expect to pay GasLog LNG Services approximately $1.7 million in total under the amended agreements for the twelve months ended December 31, 2014. As it appears that all of these agreements with GasLog and its affiliates will have a material impact on your future results of operations, please revise MD&A to discuss the nature and significant terms of these related party agreements and the impact that they are expected to have on your results of operations following the offering.

Response:

In response to the Staff’s comment, the Partnership has revised its disclosure in the “Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects” section of MD&A on page 91 of Amendment No. 1 to add additional detail regarding these agreements and the impact that these agreements may have on the Partnership’s future results of operations.

The Offering, page 13

Cash distributions, page 13

17.	Please clarify here or at another appropriate section whether there are any maximum limitations to the amount of cash reserves that management may establish.

Response:

The Registration Statement has been revised as requested. Please see pages 22 and 49 of Amendment No. 1.

Risk Factors, page 21

We will initially derive all of our revenues from a single customer, page 24

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18.	We note from the disclosure in the last paragraph on page 24 that you currently derive all of your revenues from one customer, BG Group. Please revise the notes to your financial statements to disclose your reliance on this one customer. Refer to the disclosure requirements outlined in paragraph 34 of IFRS 8.

Response:

The Partnership has disclosed in Note 16 to the annual financial statements for the year ended December 31, 2013 that the Predecessor’s revenue has been earned from one customer.

Fluctuations in overall LNG demand growth, page 26

19.	We note the disclosure here that LNG trade has seen decreases in 2012 and 2013. Please revise the fifth bullet point on the prospectus cover page to indicate how the LNG trade has been fluctuating so that investors can assess the risks.

Response:

The Registration Statement has been revised as requested. Please see the prospectus cover page of Amendment No. 1.

Financing agreements containing operating and financial restrictions, page 31

20.	We note that you intend to refinance your existing vessel financing agreements in connection with the offering. When available, please file your vessel financing agreements with your registration statement or tell us why such agreements are not material to you pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Partnership advises the Staff that it expects to file its vessel financing agreements as exhibits to the Registration Statement prior to effectiveness.

GasLog and its affiliates may compete with us, page

21.	Please revise to briefly disclose the significant exceptions that may allow GasLog or any of its controlled affiliates to compete with you.

Response:

The Registration Statement has been revised as requested to highlight the significant exceptions that may allow GasLog or any of its controlled affiliates to compete with the Partnership, and the relevant risk factor also includes a cross-reference

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to the portion of the Registration Statement where the exceptions contained in the omnibus agreement are described in detail. Please see page 43 of Amendment No. 1.

We are an “emerging growth company”, page 51

22.	We note from the discussion on page 51 that the company qualifies as an emerging growth company and has chosen to opt out of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption is required for non-emerging growth companies. We also note your disclosure indicating that Section 107(b) of the JOBS Act provides that your decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. Please revise to include similar disclosures in the Critical Accounting Policies section of MD&A.

Response:

The Registration Statement has been revised as requested. Please see page 103 of Amendment No. 1.

Use of Proceeds, page 58

23.	Please disclose in this section how many of the vessels that you intend to acquire from GasLog under the proposed omnibus agreement currently do not have debt financing in place and will be purchased using a portion of the proceeds from this offering and future vessel financing agreements. In this regard, please revise to disclose the amount and sources of other funds needed to purchase the additional vessels. Refer to Item 3.C.1 of Form 20-F.

Response:

The Partnership advises the Staff that, as noted in response to Comment 8 above, the Partnership has not secured financing to acquire the optional vessels because it is uncertain if and when the Partnership will exercise such purchase options and what the fair market value purchase price would be at the time of exercise. In addition, the Partnership advises the Staff that it does not currently plan to use any proceeds from this offering to fund the acquisition of the optional vessels and, as such, has not revised the “Use of Proceeds” section with respect to this comment.

Cash and Capitalization, page 59

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24.	Please revise your capitalization table to disclose the nature and amounts related to each credit facility as separate line items within the “debt” section of the table. We believe this presentation will be useful to investors since it will clearly show the historical amounts outstanding for each credit facility and the amounts outstanding subsequent to this offering and application of the net offering proceeds.

Response:

The Registration Statement has been revised as requested. Please see page 59 of Amendment No. 1.

Forecasted Results of Operations, page 65

25.	We note that you present forecasted results of operations for the twelve months ended December 31, 2014. Please revise the forecasted information to also present the historical information for the twelve month period ended December 31, 2013 in columns parallel to the forecasted information.

Response:

The Registration Statement has been revised as requested. Please see pages 65, 69 and 70 of Amendment No. 1.

Forecast Assumptions and Considerations, page 65

Summary of Significant Forecast Assumptions, page 66

Voyage revenues, page 66

26.	We note your disclosure indicating that the forecasted voyage revenues are based on contracted daily hire rates multiplied by the total number of days your vessels are expected to be on-hire during the twelve months ending December 31, 2014. Please revise to disclose the contracted daily hire rates under your time charter contracts for each vessel.

Response:

The Partnership respectfully notes that the disclosure of the individual daily hire rates for each vessel would not add materially to the substantial and detailed information in the F-1 regarding the Partnership’s historical financial performance and prospects for future revenue generation. The F-1 discloses revenues, which is derived from the aggregate of all of the Partnership’s time charter revenues. The Partnership has included in the F-1 historical financial and operating information for its vessels, as well as a forecast. The revenues included in the historical data and the forecast reflect all of the vessels included in the Partnership’s initial fleet. In addition, the F-1 includes a description of the material terms of the Partnership’s time charters.

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The Partnership believes that disclosure of the historical financial results of the vessels pursuant to the time charters and the revenues they have produced, and are forecasted to produce, represent the most relevant data for investors. Furthermore, the long-term nature of the charters makes the existing daily charter rates of even less interest than they might be if the Partnership’s vessels were subject to short-term charters. The earliest expiration date of any of the Partnership’s charters is 2018. The rates at which the Partnership would be able to re-charter its vessels upon expiration of its charters will be dependent upon supply, demand and the technology available at the time of re-chartering of the vessels. The Partnership believes that this risk has already been adequately described in the Risk Factors section of the F-1.

For all the reasons set forth above, the Partnership believes that including disclosure of individual hire rates would not provide an investor with any material additional information and would not impact an understanding of the disclosure in the MD&A and Business sections of the F-1. Moreover, the Partnership believes that individual vessel charter rates are commercially sensitive and disclosure of them could adversely affect negotiations with other charterers and business relationships with charterers whose rates are disclosed.

Finally, we note that a number of master limited partnerships, as well as other shipping companies, do not disclose individual charter rates. Some examples include, among others, KNOT Offshore Partners LP, Teekay LNG Partners L.P., Teekay Offshore Partners L.P., Teekay Tankers Ltd., Teekay Corporation, Golar LNG Limited and Golar LNG Partners L.P.

Vessel operating expenses, page 67

27.	We note your disclosure that the vessel operating expenses forecast takes into account increases in crewing and other labor related costs driven predominantly by an increase in demand for qualified and experienced officers and crew. Please revise to disclose in further detail the significant assumptions that were used to calculate or determine your forecasted vessel operating expenses for the twelve months ended December 31, 2014 in addition to the $1.7 million of costs and fees under the ship management agreements with GasLog LNG Services.

Response:

The Registration Statement has been revised as requested. Please see page 67 of Amendment No. 1.

28.	In addition, your revised disclosure should also discuss how you determined the $1.7 million of costs and fees pursuant to ship management agreements. In this regard, please revise to disclose the contractual terms of such agreements and any other assumptions used to estimate or determine these costs.

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Response:

The Registration Statement has been revised as requested. Please see page 67 of Amendment No. 1.

Depreciation of fixed assets, page 67

29.	Please revise to disclose the cost basis of your vessels that was used to calculate or determine the amount of your forecasted depreciation expense for the twelve months ended December 31, 2014.

Response:

The Registration Statement has been revised as requested. Please see page 67 of Amendment No. 1.

General and administrative expenses, page 67

30.	Please revise to disclose the relevant assumptions used in determining your $2.4 million incremental expense as a result of being a public company.

Response:

In response to the Staff’s comment, the Partnership has revised its disclosure on page 67 to disclose in additional detail the assumptions used in determining the incremental expense of being a public company.

Financial costs and interest rate swaps, net, page 67

31.	Please tell us how you determined your average outstanding loan balance of $320.19 million. Your response and revised disclosure should include all relevant assumptions used in your determination of the average balance, including beginning balance, amounts expected to be paid with offering proceeds, and additional debt incurred, as applicable.

Response:

The Partnership advises the Staff that the average outstanding loan balance has been revised to $329.27 million in Amendment No. 1. For the calculation of the weighted average outstanding loan balance, the Partnership has used the outstanding debt as of January 1, 2014, the scheduled amortization payments as per the existing loan agreements and has assumed that $82.63 million will be paid with offering proceeds and that the scheduled repayments after the offering will be proportionally reduced. The Registration Statement has been revised as requested to include the relevant assumptions.

32.	Please revise to explain in further detail the significant assumptions used to calculate or determine your financial costs (including gain/(loss)) on interest rate swaps for the twelve months ended December 31, 2014. In this regard, based on the average assumed loan balance of $320.19 million and the weighted average interest rate of 4.04%, we would expect interest financial

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costs to total approximately $13 million rather than $23.3 million as you have disclosed on page 65 of the filing. Please advise or revise as appropriate.

Response:

The Registration Statement has been revised as requested to include further detail regarding the significant assumptions used to calculate or determine the Partnership’s financial costs.

The Partnership specifically advises the Staff that the estimated financial costs comprise of the interest expense calculated based on the weighted average outstanding loan balance of $329.27 million and the weighted average interest rate of 4.01%, the write-off of the unamortized loan fees of the loan facility that will be prepaid in part, the amortization of the deferred financing cost which for the amended facility was assumed to be 1.0% of the new loan amount and the recycling of the cumulative loss from other comprehensive income to profit or loss for the two swaps that hedge accounting was discontinued in 2013.

Management’s Discussion and Analysis of Financial Condition, page 87

33.	We note from page 87 that your combined carve out financial statements reflect all expenses allocable to your business but may not be indicative of those that would have been incurred had you operated as a separate business. Since agreements with related parties such as GasLog are by definition not at arms-length and may be changed at any time, please revise the notes to the financial statements and MD&A to provide, if practicable, management’s estimate of what the expenses recognized by the company would have been on a standalone basis for each period presented had you operated as an unaffiliated entity. Refer to the guidance outlined in SAB Topic 1:B:1, Question 2.

Response:

The Partnership advises the Staff that the above referenced statement is not intended to imply that certain expenses were not reflected in its financial statements. Such expenses were allocated and included in the Partnership’s results of operations for all periods presented as required by SAB Topic 1.B.1. The Partnership, however, expects its future administrative expenses to increase as a result of the fact that it will be a public company and as such will incur additional administrative expenses.

As also noted in response to comment 16 above, the Partnership has revised its disclosure in the “Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects” section of MD&A on page 91 of Amendment No. 1 to add additional detail regarding the additional expenses the Partnership may incur under the agreements with GasLog and the impact that these agreements may have on the Partnership’s future results of operations.

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Liquidity and Capital Resources, page 96

34.	Please revise the Liquidity and Capital Resources section of MD&A to discuss the various categories of equity interests that you will have outstanding following the completion of the offering and related formation transactions. As part of this disclosure, please indicate the rights and privileges of the common units that will be issued in your public offering as well as the rights and privileges of the various equity securities that will be issued to GasLog in connection with the offering and formation transactions. Your revised disclosures should also explain how distributions will be allocated among the various categories of equity interests following the completion of the offering, including the incentive distribution rights to be received by your general partner. In addition, please revise to discuss the limited call right that GasLog will have with respect to your outstanding common units following completion of the offering.

Response:

In response to the Staff’s comment, the Partnership has added a brief description of the equity interests that will be outstanding after the offering and how distributions will be allocated among the various categories of equity to the Liquidity and Capital Resources section of MD&A on page 96 of Amendment No. 1. The Partnership has also added a cross-reference to the section of the Registration Statement containing additional detailed disclosure.

The Partnership refers the Staff to “Description of the Common Units” and “The Partnership Agreement” Sections of Amendment No. 1 which include detailed and lengthy disclosure on the rights and privileges associated with each class of units outstanding. In addition, the Partnership refers the Staff to “How We Make Cash Distributions,” which includes detailed and lengthy disclosure on how distributions will be allocated among the various categories of equity. The Partnership respectfully advises the Staff that it does not believe that repetition of such detailed and lengthy disclosure would be appropriate in the Liquidity and Capital Resources section of MD&A.

Contractual Obligations, page 100

35.	Please revise your table of contractual obligations to include the amounts contractually payable under your management agreements. Also, please revise to include any obligations owed to related parties as reflected in your June 30, 2013 balance sheet.

Response:

The Partnership has revised the table of contractual obligations on page 99 of Amendment No. 1 to include the contractually obligated amounts under the ship management and commercial management agreements and any obligations owed to related parties as reflected in the December 31, 2013 statement of financial position.

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36.	We note that the amount of your long-term debt obligations as of June 30, 2013 reflected in the table on page 100 of $406,990,000 does not agree to the amount reflected in your June 30, 2013 balance sheet on page F-2 of $396,984,018. Please reconcile and revise these disclosures.

Response:

The Partnership advises the Staff that as per IFRS 7, paragraph 21, the Partnership recognizes borrowing initially at fair value net of transaction costs incurred. Borrowings are subsequently carried at amortized cost. The amount presented in the contractual obligations table reconciles with Note 9 of the June 30, 2013 interim financial statements (which, as a result of the update to the Partnership’s financial statements, are no longer included in Amendment No. 1) and the 2013 annual financial statements after deducting the unamortized loan fees as follows:

	30-Jun-13	31-Dec-13
Amounts due within one year	24,188,723	24,188,723
Amounts due after one year	382,800,829	370,706,468
Total borrowings	406,989,552	394,895,191
Unamortized deferred loan fees due within one year	(2,154,795)	(2,113,937)
Unamortized deferred loan fees after one year	(7,850,739)	(6,789,470)
Total unamortized fees	(10,005,534)	(8,903,407)
Total debt	396,984,018	385,991,784

37.	We note from the disclosure included in Note 16 to your interim financial statements that on July 19, 2013 GAS-six Ltd. drew down $138,500,000 from the loan facility for the financing of the GasLog Skagen, a 155,000 cubic meter LNG carrier constructed by Samsung Heavy Industries Co. Ltd. delivered on July 25, 2013. We also note that GAS-five Ltd. and GAS-six Ltd. are jointly and severally liable on this loan agreement. We further note from the disclosure on page 58 under “Use of Proceeds” that you expect to repay certain borrowings in connection with the offering. Given that it appears that your borrowings may be materially different from those disclosed on page 100 at the time of your offering, please consider including a pro forma table of your contractual obligations which gives effect to any material changes in your borrowings since the date of the latest balance sheet included in the filing. This table should be accompanied by footnote disclosures explaining the nature of the changes in capitalization that have occurred since the date of the latest balance sheet included in the filing.

Response:

The Registration Statement has been revised as requested to include a preliminary pro forma contractual obligations table, which table will be updated in a subsequent filing. Please see page 100 of Amendment No. 1.

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38.	We note from footnote (1) to your contractual obligations table that the put option held by the lenders to call the debt in 2018 is reflected in the contractual obligations table. Please tell us and revise to disclose the nature and significant terms of the put option. Also, please tell us and revise to explain how you have accounted for the put option in your financial statements. As part of your response, please indicate the fair value of the put option at your most recent balance sheet date and explain how it was determined.

Response:

The Partnership advises the Staff that the lenders have a put option giving them the right to request full repayment in 2018. The put option can be exercised provided that there is timely notification. There are no prepayment charges. The put option was not accounted for in the Partnership’s financial statements in accordance with IAS 39, paragraph AG30 that states “A call, put, or prepayment option embedded in a host debt contract or host insurance contract is not closely related to the host contract unless: i. the option’s exercise price is approximately equal on each exercise date to the amortized cost of the host debt instrument or the carrying amount of the host insurance contract”.

Because the option’s exercise price approximates the outstanding amount of the debt on the exercise date, no embedded derivative was recognized in the Predecessor’s financial statements.

The footnote to the contractual obligations table has been revised as requested to explain how the Partnership has accounted for the put option in its financial statements.

Critical Accounting Policies, page 101

39.	In light of the significant amount of vessels on GasLog Partners LP Predecessor’s most recent balance sheet, please revise the critical accounting policies and estimates section to include a thorough discussion of how you analyze the vessels for impairment under the guidance in IAS 36. Specifically, please revise to include a detailed discussion explaining the methods and significant assumptions used by management to determine the recoverable amount of the vessels for purposes of your impairment analysis.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure of the critical accounting policies and estimates on pages 101-102 of Amendment No. 1 to include a discussion of how the Partnership analyzes vessels for impairment and to explain the methods and significant assumptions that will be used by management to determine the recoverable amount of the vessels for purposes of the impairment analysis.

40.	Please consider expanding the Critical Accounting Policies section of MD&A to include a table summarizing your owned vessels that details by vessel, the

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date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table any vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of your most recent balance sheet date presented in the filing, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

Response:

In response to the Staff’s comment, the Partnership supplementally advises the Staff that, as of the most recent balance sheet date, the estimated market value of each of its vessels is greater than its carrying value. The Partnership has revised the disclosure on page 102 of Amendment No. 1 to include a statement to this effect. In this situation, the Partnership respectfully submits its belief that the expanded disclosure suggested by the Staff, including a table providing disclosure by vessel, would not be meaningful to investors, as there is no potential impairment charge.

LNG Demand, page 111

41.	We note the projections regarding expected growth in the LNG market in Asia as described in the first two paragraphs on page 112. Please clarify the disclosures on page 112 to explain whether the forecasts are based on Clarkson Research or your beliefs.

Response:

The Partnership informs the Staff that the projections regarding expected growth in the LNG market in Asia are based on Clarkson Research. Such projections are included within the “The LNG Shipping Industry” section of the Registration Statement. Clarkson Research has been named in the Registration Statement as an expert with respect to such section, and Clarkson Research has provided its consent to the inclusion of the graphical and statistical information included in such section and the naming of Clarkson Research as an expert in the Registration Statement.

Classification, Inspection and Maintenance, page 131

42.	With a view towards revised disclosure, please tell us whether the drydocking schedule for the optional vessels for the foreseeable future will be different from your initial fleet.

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Response:

The Registration Statement has been revised to state that the Partnership expects that the drydocking schedule for the vessels for which it has options to acquire under the omnibus agreement will, for the foreseeable future, be the same as the schedule for the Partnership’s initial fleet. Please see page 133 of Amendment No. 1.

Security Ownership, page 146

43.	Please disclose the percentage of units held and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response:

The Partnership informs the Staff that, prior to consummation of the offering contemplated by the Registration Statement, all of the units of the Partnership will be held by GasLog Ltd. (which will hold a 98% limited partnership interest) and its wholly owned subsidiary, GasLog Partners GP LLC (which will hold a 2% general partnership interest). GasLog Ltd. is organized under the laws of Bermuda and GasLog Partners GP LLC is organized under the laws of the Marshall Islands. Each entity qualifies as a foreign private issuer.

The Partnership will not know the post-offering percentage of units held and the number of record holders in the United States until after the offering contemplated by the Registration Statement is complete, and therefore the Partnership does not believe that any further disclosure on this subject is needed in the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 179

44.	Please revise this section and the Non-United States Tax Considerations section on page 185 to state that investors are encouraged to consult their own tax advisors rather than stating that they “should” or are “urged” to consult their own tax advisors.

Response:

The Registration Statement has been revised as requested. Please see pages 181, 183 and 185-186 of Amendment No. 1.

Underwriting, page 186

45.	Please provide the address for the underwriters. Refer to Item 9.B.1 of Form 20-F.

Response:

The Registration Statement has been revised as requested. Please see page 189 of Amendment No. 1.

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46.	The percentage that the underwriting discounts or commissions representative of the total amount of the offering should be disclosed together with the underwriting discounts or commissions on a per share and total basis when such data is available. We note that your current disclosure only references the per share and total amounts. Refer to Item 9.F.1 of Form 20-F.

Response:

The Registration Statement has been revised as requested to include a placeholder for the percentage that the underwriting discounts or commissions represent of the total amount of the offering and which percentage will be included in a subsequent filing. Please see page 188 of Amendment No. 1.

Experts, page 191

47.	Please provide the address for Deloitte Hadjipavlou, Sofianos & Cambanis S.A. Refer to Item 1.C of Form 20-F.

Response:

The Registration Statement has been revised as requested. Please see page 192 of Amendment No. 1.

GasLog Partners LP Predecessor Financial Statements

Unaudited condensed combined carve-out statements of changes in equity, page F-5

48.	We note that capital contributions in the amount of $31,363,435 have been reflected in the statement of changes in equity for the six months ended June 30, 2012 but have not been reflected in the statement of cash flows for this period. If such contributions were non-cash in nature, please revise the notes to your financial statements to explain the nature of the non-cash capital contributions that were made during this period and explain how the amount recognized in the financial statements was determined.

Response:

The Partnership advises the Staff that the amount of $31,363,435 that has been reflected in the statement of changes in equity for the six months ended June 30, 2012 represents capital contributions for payments in cash by the Parent directly to the shipyard for construction installments due or payments of loan financing costs and for this reason it is not reflected in the condensed statement of cash flows. Considering that the interim financials were condensed, the non-cash financing and investing activities were not disclosed. The Partnership advises the Staff that, as a result of the update to the Partnership’s financial statements, the six months ended June 30, 2013 interim financial statements are no longer included in Amendment No. 1.

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The annual financial statements for the year ended December 31, 2012 reflect capital contributions in the amount of $59,713,435 in the statement of changes in equity, which reconciles with the “Payment for vessel under construction through capital contributions” of $56,307,435 and “Financing costs paid through capital contributions” of $3,406,000 as disclosed at the bottom of the cash flow statement under Non Cash Investing and Financing Activities.

Notes to the unaudited condense combined carve-out financial statements, page F-7

2. Significant Accounting Policies, page F-7

Vessels: Property, plant and equipment, page F-8

49.	Please revise your accounting policy disclosures to explain in further detail the nature of actual drydocking costs that the company expects to capitalize in connection with its drydocking activities. Your discussion of drydocking costs in your Critical Accounting Policies section of MD&A should be similarly revised.

Response:

The Significant Accounting Policies - Vessels disclosure in the 2013 financial statements (Note 2) and Critical Accounting Policies section of MD&A on page 101 of Amendment No. 1 have been amended to include a detailed discussion about the future drydocking costs.

3. Vessels and Vessels under Construction, page F-11

50.	We note that the amount of additions to vessels under construction during the six months ended June 30, 2013 of $454,648,318 as disclosed in Note 3 does not agree to the amount reflected in your consolidated statement of cash flows for this period of $452,791,594. Please reconcile and revise these disclosures.

Response:

The Partnership advises the Staff that the total amount of additions to vessels under construction during the six months ended June 30, 2013, as disclosed in Note 3 to the condensed financial statements, does not agree to the amount reflected in the combined carve-out statement of cash flows for this period as a result of adjustments of non-cash items.

The Partnership advises the Staff that, as a result of the update to the Partnership’s financial statements, the six months ended June 30, 2013 interim financial statements are no longer included in Amendment No. 1. The Partnership supplementally provides for the Staff’s reference the following reconciliation of the amounts for the year ended December 31, 2013:

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456,286,613	Additions to vessels under construction as disclosed in Note 3

(4,475,384)	Payment for vessels under construction directly through related parties (disclosed within the statement of cash flows as non-cash activity)

1,073,390	Capital expenditures included in liabilities at the end of the year 2012, paid in 2013(disclosed within the statement of cash flows as non-cash activity)

(93,025)	Capital expenditures included in liabilities at the end of the year 2013, not yet paid (disclosed within the statement of cash flows as non-cash activity)

452,791,594	Payments for vessels under construction as reflected in the statement of cash flows

11. and 12. Related Party Transactions, pages F-13 and F-28

Amounts due to related parties

51.	We note from the disclosures provided in footnotes (a) and (b) to the table reflecting amounts due to related parties that the amounts due to GasLog LNG Services Ltd and GasLog Carriers Ltd represents amounts paid by the Manager or the Parent to provide the predecessor with funding to cover expenses during the construction period and construction supervision fees. We also note that amounts paid by the parent for such expenses are net of shipyard commissions due from the Parent. With regard to these amounts, please explain how the related “expenses” paid for by the Manager or Parent on the predecessor’s behalf were accounted for in the predecessors financial statements. If such amount were capitalized as part of the cost of the vessels, please explain in further detail the specific nature of the costs incurred and explain why you believe capitalization of these costs was appropriate.

Response:

The Partnership advises the Staff that the costs paid by both the Parent and the Manager on behalf of the Predecessor are the following:

•	Pre-delivery management services and construction supervision fees incurred during the construction period: Capitalized to vessel cost as they are directly attributable costs in accordance with IAS 16, paragraph 16.

•	Expenses for management services after the vessels delivery: Expensed as incurred. (Please also be advised the amount of these expenses is separately stated in the table illustrating the related party transactions in Note 14 to the 2013 financial statements.)

•	Other costs by third parties related mainly to pre-delivery expenses and vessel operating expenses that were paid either by the Parent or the Manager on behalf of the Predecessor: Capitalized or expensed, depending on their nature.

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The Partnership has included the requested disclosure in Note 14 to the 2013 financial statements.

12. Commitments, page F-29

52.	Please revise Note 12 to disclose the significant terms of the time charter agreements entered into by GAS-three Ltd, GAS-four Ltd. and GAS-five Ltd. on May 9, 2011.

Response:

In response to the Staff’s comment, the Partnership has included in Note 15 to the 2013 financial statements a general description of the time charter agreements.

14. Derivative Financial Instruments, pages F-15 and F-30

53.	We note from the disclosure included on page F-15 that in 2013, hedge accounting for the interest rate swaps of GAS-three Ltd. and GAS-four Ltd. was discontinued because the effectiveness criteria were not met. Please tell us and revise to disclose why the effectiveness criteria were considered satisfied during 2012 but not during 2013. Explain in detail what changes in facts or circumstances occurred during 2013 that resulted in a change in your conclusions.

Response:

The Partnership advises the Staff that IAS 39 AG105 states that “A hedge is regarded as highly effective only if both of the following conditions are met: (a) At the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated; (b) The actual results of the hedge are within a range of 80-125 per cent.”

In 2012, the fair value of the relevant interest rate swaps when compared with the hypothetical swaps was in the required range of effectiveness (80%-125%), and therefore they were effective hedges. In the first quarter of 2013, the interest rate swaps of GAS-three Ltd. and GAS-four Ltd. became ineffective because the fair value of the relevant interest rate swaps when compared with the hypothetical swaps was outside the required range of effectiveness (80%-125%). With respect to the hedge effectiveness relationships becoming ineffective within 2013, the main reason for ineffectiveness was the incorporation of counterparty and own non-performance risk (CVA/DVA) adjustments in the fair values of the derivative financial instruments, in accordance with IFRS 13, which was effective for accounting periods starting on or after January 1, 2013. In the Partnership’s effectiveness assessment, the incorporation of the non-performance risk in the fair value of the hedging instrument without being incorporated in the fair value of the hedged item, decreased the effectiveness of the hedge relationships, ultimately

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leading to the discontinuation of those mentioned in the question as they were outside the 80-125% boundaries set by IAS 39.

The Partnership has included the requested disclosure in Note 17 to the 2013 financial statements.

54.	Also, please explain what changes in facts or circumstances resulted in a profit related to the effective portion of changes in the fair value of derivatives designated as cash flow hedges during the six months ended June 30, 2013 of $3,541,625 versus a loss of $4,811,984 during the six months ended June 30, 2012.

Response:

The Partnership advises the Staff that, as a result of the update to the Partnership’s financial statements, the six months ended June 30, 2013 interim financial statements are no longer included in Amendment No. 1.

The Partnership advises the Staff that in the 2013 annual financial statements, the effective portion of changes in the fair value of derivatives designated as cash flow hedges during the year ended December 31, 2013, amounts to a profit of $3,776,876 comparing to a loss of $8,687,198 for the year ended December 31, 2012. This increase in profit resulted from (a) the decrease in the notional amount of the interest rate swaps designated as cash flow hedging instruments from $327,500,000 as of December 31, 2012, to $131,029, 410 as of December 31, 2013; and (b) the increase of the LIBOR yield curve used to calculate the present value of the estimated future cash flows. Both of these factors resulted in a decrease in net derivative liability and a resulting increase in profit during the year ended December 31, 2013.

55.	We note from the disclosure included in Note 14 that the derivative liability associated with your interest rate swap agreements increased from a total of $1,800,246 at December 31, 2011 to $11,427,876 at December 31, 2012. Please tell us and explain in Note 14 the facts or circumstances responsible for the significant increase in the derivative liability associated with your interest rate swap agreements during 2012.

Response:

The Partnership advises the Staff that the increase in the derivative liability as of December 31, 2012 compared to December 31, 2011 resulted mainly from the increase in the notional amount of the interest rate swaps by $192,500,000 due to entering into two new interest rate swaps.

The Partnership has included the requested disclosure in Note 17 to the 2013 financial statements.

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Other

56.	Please revise to update the financial statements and related disclosures as necessary to comply with Item 8.A. of Form 20-F.

Response:

The financial statements and related disclosures included in Amendment No. 1 have been updated to comply with the guidance outlined in Item 8.A. to Form 20-F.

57.	Please include a currently dated consent of the independent registered public accounting firm as Exhibit 23 upon the filing of your Form F-1 registration statement.

Response:

The Partnership confirms that it will include a currently dated consent of its independent registered public accounting firm as an Exhibit 23 to its Registration Statement on Form F-1 that is publicly filed via EDGAR.

*     *     *

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On behalf of the Partnership, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or D. Scott Bennett at 212-474-1132.

Sincerely, /s/ D. Scott Bennett
D. Scott Bennett

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Simon Crowe

Chief Financial Officer

GasLog Ltd.

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue Du Gabian

MC 98000, Monaco

Via e-mail